UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  May 19, 2020

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 9.  Other Events

On May 19, 2020, Contact Gold Corp. (the "Company") announced that the Company's common shares have begun trading on the OTCQB Venture Market ("OTCQB") under the ticker symbol "CGOL".  The Company also acknowledged that Contact Gold's common shares (i) will continue to trade under the symbol "C" on the TSX Venture Exchange, and (ii) are already eligible for electronic settlement and transfer in the United States through the Depository Trust Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date: May 19, 2020